Exhibit 99.1

Text advertisement convocation EGM 2024

“Shareholders of Affimed N.V. are invited to attend an extraordinary general meeting of the company which will be held on October 10, 2024 at 13:00 hrs. (CET) at the offices of De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, the Netherlands. The record date for the meeting is September 12, 2024. The agenda with explanatory notes and the procedure for attending the meeting and exercising voting rights by written proxy are available for inspection at the office of the company: Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany and at https://www.affimed.com/investors/. The agenda includes, among other things, the binding nomination for the appointment of Mr. Shawn Leland as managing director.”

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